(K)(4)(a)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA CREDIT INCOME FUND (formerly, VOYA SENIOR INCOME FUND)

OPERATING EXPENSE LIMITS

Name of Fund*	Maximum Operating Expense Limit
(as a percentage of managed and average net assets)
Share Classes

	Class A	Class C	Class I	Class W

Voya Credit Income Fund	0.90% of	0.90% of	0.90% of	0.90% of
(formerly, Voya Senior	Managed	Managed	Managed	Managed
Income Fund)	Assets1	Assets1	Assets1	Assets1
Initial Term Expires July 1,	plus	plus	plus	plus
2009	0.45% of	0.95% of	0.20% of	0.20% of
	average	average	average	average
	daily net	daily net	daily net	daily net
	assets	assets	assets	assets

Effective Date: January 12, 2023, to reflect the removal of Class T shares.

*This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.

1Managed Assets are defined as the Fund's average daily gross asset value, minus the sum of the Fund's accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Fund and the liquidation preference of any outstanding preferred shares).